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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
FEB 20 2002
354
WASH, D.C.
PROCESSING
SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



02006088

SEC FILE NUMBER
8- 45304

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JHW FINANCIAL SERVICES, INC.
dba FINANCIAL TELESIS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 LARKSPUR LANDING CIRCLE, SUITE 227
(No. and Street)

LARKSPUR	CALIFORNIA	94939
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES H. WILLIAMS (415) 461-3156
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name — *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311,	LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	(Zip Code)

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES H. WILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JHW FINANCIAL SERVICES, INC., dba FINANCIAL TELESIS, INC., as of DECEMBER 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public



GABRIEL GREECE
COMM. #1216705
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires April 23, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit~~ Independent auditors' supplemental report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors
JHW Financial Services, Inc.
dba Financial Telesis, Inc.
Larkspur, California

We have audited the statement of financial condition of JHW Financial Services, Inc., dba Financial Telesis, Inc. (a California corporation) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JHW Financial Services, Inc. dba Financial Telesis, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 12 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.



CERTIFIED PUBLIC ACCOUNTANTS

January 15, 2002

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$ 46,443
Accounts receivable	15,348
Equipment, net of accumulated depreciation of $ 15,695	26,811
	$ 88,602

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 1,497
Commissions payable	5,400
Income taxes payable	725
Deposits	3,600
Total liabilities	11,222
Stockholder's equity	
Common stock, no par value, 10,000 shares authorized, 5,000 shares issued and outstanding	5,000
Additional paid in capital	29,869
Retained earnings	42,511
Total stockholder's equity	77,380
	$ 88,602

See notes to financial statements.

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2001

REVENUES	
Commissions	$ 820,087
Fee income	117,038
Consulting income	145,550
Gain on sale of equipment	4,963
Interest	87
	1,087,725
EXPENSES	
Compensation	27,630
Commissions	811,400
Professional fees	15,361
Regulatory fees	1,986
Other operating expenses	51,576
	907,953
INCOME BEFORE INCOME TAXES	179,772
INCOME TAXES	2,649
NET INCOME	$ 177,123

See notes to financial statements.

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2001

	Common Stock		Additional Paid-in	Retained	
	No.	Amount	Capital	Earnings	Total
Balance, December 31, 2000	5,000	$ 5,000	$ 29,869	$ 15,388	$ 50,257
Distributions paid				(150,000)	(150,000)
Net income				177,123	177,123
Balance, December 31, 2001	5,000	$ 5,000	$ 29,869	$ 42,511	$ 77,380

See notes to financial statements.

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2001

CASH FLOWS FROM OPERTING ACTIVITIES	
Net income	$ 177,123
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	8,522
Gain on sale of equipment	(4,963)
Change in assets and liabilities:	
Increase in accounts receivable	(1,478)
Decrease in accounts payable	(4,480)
Decrease in commissions payable	(85,500)
Increase in income taxes payable	303
Decrease in deposits	(6,600)
Net adjustments	(94,196)
Net cash provided by operating activities	82,927
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash proceeds from sale of equipment	11,000
Cash payments for purchase of equipment	(27,335)
Net cash used by investing activities	(16,335)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions paid	(150,000)
Net cash used by financing activities	(150,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(83,408)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	129,851
CASH AND CASH EQUIVALENTS, AT DECEMBER 31, 2001	$ 46,443

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:		
	Income taxes	$ 2,346
	Interest	$ 0

See notes to financial statements.

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.

NOTES TO FINANCIAL STATEMENTS

For theYear Ended December 31, 2001

NOTE A – Summary of Significant Accounting policies

General

JHW Financial Services, Inc., dba Financial Telesis, Inc. (the Company), a California corporation was incorporated on June 26, 1992, and registered as a broker-dealer under the Securities Exchange Act of 1934 in December 1992. The Company commenced securities transactions in January, 1993. The Company engages primarily in the brokerage of mutual funds and other investment company products.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who engage in limited business (mutual funds and/or variable annuities only).

Securities Transactions

Commission revenues are related to mutual fund transactions and are recorded on the trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.

NOTES TO FINANCIAL STATEMENTS

For theYear Ended December 31, 2001

NOTE A – Summary of Significant Accounting Policies (Continued)

Equipment

Equipment is recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight line method over the estimated useful life (5 years) of the asset.

Income Taxes

Commencing in 1995, the Company, with the consent of its shareholder, elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The provision shown is for state income taxes.

NOTE B – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company's net capital is $35,221, which is $30,221, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001, was 0.32 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

NOTE C – Concentrations of Credit Risk

The Company's receivables are predominantly from various investment companies.

ADDITIONAL INFORMATION

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.

COMPUTATION OF NET CAPITAL

December 31, 2001

NET CAPITAL	
Stockholder's equity	$ 77,380
Less nonallowable assets:	
Accounts receivable	(15,348)
Equipment, net	(26,811)
NET CAPITAL	$ 35,221
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable	$ 1,497
Commissions payable	5,400
Income taxes payable	725
Deposits	3,600
	$ 11,222
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6-2/3 % of aggregate indebtedness)($5,000 minimum)	$ 5,000
Net capital in excess of minimum requirement	$ 30,221
Ratio of aggregate indebtedness to net capital	.32 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 35,221
Net capital as reported herein	$ 35,221
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 11,222
Aggregate indebtedness, as reported herein	$ 11,222

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

January 15, 2002

Board of Directors
JHW Financial Services, Inc.
dba Financial Telesis, Inc.
Larkspur, California

We have audited the financial statements of JHW Financial Services, Inc., dba Financial Telesis, Inc., for the year ended December 31, 2001, and have issued our report thereon dated January 15, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by JHW Financial Services, Inc., dba Financial Telesis, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of JHW Financial Services, Inc., dba Financial Telesis, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.



CERTIFIED PUBLIC ACCOUNTANTS

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.
(A California Corporation)


SEC MAIL PROCESSING
RECEIVED
FEB 20 2002
WASH, D.C.
354
SECTION

REPORT ON AUDIT OF FINANCIAL STATEMENTS

For The Year Ended December 31, 2001

CLARIDAD & CROWE

Certified Public Accountants

CONTENTS